SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

LUCENT TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

549463 10 7

_________________

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Rawson
Senior Vice President, General Counsel and Secretary
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

	third party tender offer subject to Rule 14d-l.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. X

      This Amendment No. 6 supplements the Tender Offer on Schedule TO filed with the Securities and Exchange Commission on April 22, 2002 by Lucent Technologies Inc., as amended and supplemented by Amendment No. 1 to the Tender Offer on Schedule TO/A filed on April 26, 2002, Amendment No. 2 to the Tender Offer on Schedule TO/A filed on May 3, 2002, Amendment No. 3 to the Tender Offer on Schedule TO/A filed on May 10, 2002, Amendment No. 4 to the Tender Offer on Schedule TO/A filed on May 17, 2002 and Amendment No. 5 to the Tender Offer Schedule TO/A filed on May 24, 2002. The Schedule TO, as amended, relates to the tender offer made by Lucent to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of Lucent common stock, par value $0.01 per share.

     The offer expired at 11:59 p.m. Eastern Time on May 22, 2002, and all eligible options that were properly submitted for exchange were accepted by Lucent and canceled effective May 23, 2002. Of the approximately 40,280 employees who were eligible to participate, approximately 34,800 participated. Eligible employees who participated in the offer tendered options to purchase an aggregate of 213,174,180 shares of Lucent common stock in exchange for promises to grant new options to purchase an aggregate of 123,242,898 shares of Lucent common stock.

Item 4 to Lucent’s Schedule TO is amended and supplemented to add the following after the first paragraph in Item 4(a):

Item 4.	TERMS OF THE TRANSACTION

        The offer under the Lucent Technologies Inc. Offer to Exchange Certain Outstanding Common Stock Options expired at 11:59 p.m. Eastern Time on May 22, 2002. Of the approximately 40,280 employees who were eligible to participate, approximately 34,800 participated. Eligible employees who participated in the offer tendered options to purchase an aggregate of 213,174,180 shares of Lucent common stock in exchange for promises to grant new options to purchase an aggregate of 123,242,898 shares of Lucent common stock. All eligible options that were properly submitted for exchange were accepted and cancelled effective May 23, 2002.

        Subject to the terms set forth in the offer, we will grant new options on or about November 25, 2002 (the first business day at least six months and one day after the expiration of the offer). The new options will be unvested and will have a grant price equal to the fair market value of Lucent common stock on the date of grant of the new option (in Italy, the grant price will be the greater of fair market value or normal value as prescribed by local law). The grant price for the new options may be higher than the grant price of the exchanged options. Fair market value is the average of the low and high sales prices on the New York Stock Exchange of a share of Lucent common stock on the date of grant.

Item 12 to Lucent’s Schedule TO is amended and supplemented to add a new exhibit, Exhibit 99.(a)(33).

Item 12.	Exhibits.

Exhibit Number	Description

99.(a) (33)	LT Today Newsflash, dated May 29, 2002

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

LUCENT TECHNOLOGIES INC. By: FRANK A. D'AMELIO —————————————— Name: Frank A. D'Amelio Title: Executive Vice President and Chief Financial Officer

Date: May 29, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a) (33)	LT Today Newsflash, dated May 29, 2002